MONTHLY REPORT - JANUARY, 2006
                                Global Macro Trust
                The net asset value of a unit as of January 31, 2006
                  was $1,037.64, up  6.1% from   $ 978.08 per unit
                            as of December 31, 2005.

                                      Managing          Unit
                                       Owner           Holders          Total
Net Asset Value (415,005.155      $   4,653,544     401,256,659     405,910,203
   units) at December 31, 2005
Addition of 4,824.748 units on           (6,681)      4,725,687       4,719,006
   January 1, 2006
Redemption of 4,474.263 units on             (0)     (4,642,674)     (4,642,674)
   January 31, 2006
Net Income (Loss) - January, 2006       332,146      24,779,957      25,112,103
                                    -----------  --------------  --------------
Net Asset Value at January 31,    $   4,979,009     426,119,629     431,098,638
2006
                                    ===========  ==============  ==============
Net Asset Value per Unit at
January 31, 2006 (415,460.300
units inclusive of 104.660
additional units.)                               $     1,037.64


                        STATEMENT OF INCOME AND EXPENSE
                                                    This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $ 5,935,122       5,935,122

      Change in unrealized gain (loss) on open       22,379,224      22,379,224
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                          (220,800)       (220,800)


   Interest income                                    1,411,580       1,411,580

   Foreign exchange gain (loss) on margin                22,831          22,831
      deposits

Total: Income                                        29,527,957      29,527,957

Expenses:
   Brokerage commissions                              2,464,098       2,464,098

   20.0% New Trading Profit Share                     1,824,651       1,824,651

   Administrative expense                               127,105         127,105


Total: Expenses                                       4,415,854       4,415,854

Net Income (Loss) - January, 2006                  $ 25,112,103      25,112,103

* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554



                                    February 7, 2006


Dear Investor:

Global Macro Trust ("GMT") was up 6.09% for January, 2006.

In January, trading in stock index and metal futures was highly profitable, while trading of energy and soft commodity futures produced smaller gains. On the other hand, trading in currency, interest rate, grain and livestock futures generated small losses for the Trust.

Strong economic conditions worldwide were supportive of the metals markets in general. Against this background, demand was further augmented when long-standing technical resistance levels were exceeded in a number of markets.
Also, market participants began to speculate about shortages in industrial metals, particularly in the London lead market. Precious metals, meanwhile, continued to advance in the wake of persistent and widespread money supply growth. Long positions in lead, zinc, aluminum, copper, gold, silver, and platinum registered gains. Reflecting the high volatility in these markets, our risk controls continue to restrain the size of the Trust's metals positions.

Long positions in U.S., European, Asian, and South African stock index futures were profitable. All fifteen indices traded during January produced gains. Again, broad-based growth, encompassing the emerging markets - led by China and India - the U.S., improving Europe, and now even Japan encouraged investors worldwide.

The profit in soft commodities was due to strong price gains in sugar. Weather related crop shortages from Brazil and Asia increased demand for the commodity and prompted short covering as well. Small short positions in cocoa and cotton, and a small long coffee trade were marginally unprofitable, as was trading of grains and livestock.

Supply uncertainties in the Middle East, Nigeria, Venezuela, and Russia underpinned an upward drift in crude oil prices, and long crude positions were profitable. Meanwhile, a warm spell in the U.S. caused natural gas prices to ease, and a short position produced a small gain. As in the case of metals, the Trust's position sizes in the energy sector have been reduced in order to control risk.

While currency trading was moderately unprofitable overall, short dollar positions against a number of commodity (Canada, South Africa) and higher yielding currencies (Brazil, Korea, Mexico, New Zealand) were profitable.
Short yen trades versus higher interest rate currencies were also profitable. However, losses on long dollar positions relative to the European currency bloc and the Singapore dollar more than offset those gains. Factors contributing to the broad dollar weakness include: the possibility that European growth may be accelerating relative to that of the United States, the rise in U.S. interest rates may be coming to an end as European interest rates are bottoming out, and finally, there may be some movement by large international reserve holders to reduce their percentage allocation to the dollar.

Trading of interest rate futures produced only a fractional loss. Uncertainties about relative growth prospects, and about the direction of monetary policy, in Japan, Europe and particularly the U.S., given the installation of a new Federal Reserve Chairman, prevented development of sustained trends.

                                       Very truly yours,


                                       Millburn Ridgefield Corporation
                                         Harvey Beker, co-Chairman
                                         George E. Crapple, co-Chairman